Mail Stop 4561

December 27, 2007

Harold F. McElraft
Chief Financial Officer
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive, Suite 100
Edison, NJ 08817

> **Re:** **Hanover Capital Mortgage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 19, 2007**
> **File No. 001-13417**

Dear Mr. McElraft:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies
Change in Estimate of Fair Value, page F-14

1.   Please provide to us management's analysis supporting characterization of a
        change in estimate under SFAS 154. Within your response, please tell us what
        new information management obtained and why they determined that an error did
        not exist in prior periods. Additionally, please tell us the facts and circumstances
        that management believed changing the valuation model again during the third
        quarter of 2007 was warranted. Lastly, please tell us the effect these facts and
        circumstances have on management's original analysis supporting the use of their
        proprietary method, exclusively.

Note 4. Mortgage Loans, page F-16

2.   Please explain to us how you accounted for the retirement of the 1999-A CMO
        and the purchase of the 1999-A mortgage loans. Please reference the
        authoritative literature relied upon.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have replaced the word "report" with "annual report" in paragraphs 2, 3,
        and 4. Please revise your certifications in future filings to comply with the
        Exchange Act Rules.

Form 10-Q for the quarterly period ended September 30, 2007

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation

Valuation of Mortgage Securities, page 8

4.   We note management's use of third parties in various estimation processes,
        including valuing securities and valuing the Repurchase Right. As these third
        parties appear to be experts, please name the third parties and provide the
        appropriate consents.

Note 8. Repurchase Agreements and Other Liabilities, page 14

5.   It appears that the repurchase price will be greater than the sum of $77.9 million
        liability you have record and the remaining accretion of the debt discount
        resulting from the common share issuance. Please tell us how you accounted for
        this difference, and reference the authoritative literature you relied upon.

Exhibits 31.1 and 31.2

6.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have removed the phrase "(the registrant's fourth fiscal quarter in the
        case of an annual report)" from paragraph 4(d) and you have removed the word
        "internal" from paragraph 4(d) . Please revise your certifications in future filings
        to comply with the Exchange Act Rules.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief